Exhibit 99.5

CONSENT OF AUTHOR

I, Dale Verran, MSc, Pr.Sci.Nat, do hereby consent to the public filing of the technical report titled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” (the Technical Report) with an effective date of March 26, 2018, by Denison Mines Corp.

I also consent to any extracts from or a summary of the Technical Report in the press release of Denison Mines Corp. dated March 27, 2018 (the “Disclosure”).

I certify that I have read the Disclosure and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 27TH day of March, 2018.

(Signed) “Dale Verran”

Dale Verran, MSc, P.Geo, Pr.Sci.Nat.